





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Ocean Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, Suite 3800
(No. and Street)

New York (City) NY (State) 10176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Knowlton 212-259-0559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, David W. Knowlton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Ocean Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

CAROL ANN HASENSTAB
Notary Public - State of New York
NO. 01HA6186720
Qualified in Suffolk County
My Commission Expires May 5, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE OCEAN SECURITIES LLC

FINANCIAL STATEMENTS

As of December 31, 2020

TOGETHER WITH AUDITOR'S REPORT

(With Supplementary Information)

Report Pursuant to Rule 17a-5

TABLE OF CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9ᵀᴴ FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Three Ocean Securities, LLC (the "Company"), as of December 31, 2020, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements, schedule of computation of net capital under SEC Rule 15c3-a, and statement of changes in liabilities subordianted to claims of general crediors, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordianted to Claims of General Crediors has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Raines & Fischer LLP

New York, New York
February 24, 2021

THREE OCEAN SECURITIES LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	16,584
Other current assets		1,645
TOTAL ASSETS	$	18,229

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and accrued expenses	$	5,000
TOTAL LIABILITIES		5,000

Member's Equity:

Member's equity		13,229
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,229

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Income
For the year ended December 31, 2020

Revenues:

    Fee Income $ 25,000

      Total Revenues 25,000

Expenses:

    Compensation and related expenses 72,832
    Professional fees 36,080
    Dues, licenses and fees 3,072
    Office expense 2,592
    Meals and entertainment 1,800
    Technology 1,080
    Insurance 738

      Total Expenses 118,194

Net Loss $ (93,194)

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2020

Balance - Beginning of year	$	36,008
Net loss		(93,194)
Member contributions		100,652
Member distributions		(30,237)
Balance - End of year	$	13,229

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash Flows from Operating Activities:

Net loss	$	(93,194)

Adjustments needed to reconcile net income with net cash provided by
   operating activities:

(Increase)/Decrease in other current assets	384
Increase/(Decrease) in accounts payable	(6,680)
Increase/(Decrease) in accrued expenses	(4,000)
Increase/(Decrease) in due to TOP	(52,570)
Cash Used in Operating Activities	(156,060)

Cash Flows from Financing Activities:

Member contributions	100,652
Member (distributions)	(30,237)
Cash Used by Financing Activities	70,415
Net decrease in cash	(85,644)
Cash balance - Beginning of year	102,228
Cash balance - End of year $	16,584

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements
December 31, 2020

(1) **Organization and Operation**

Three Ocean Securities LLC (“the Company"), is a Delaware Limited Liability Company formed on July 22, 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of September 24, 2013 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was originally formed under the name Three Ocean Partners Advisors LLC but changed its name as of April 10, 2014 to Three Ocean Securities LLC.

The Company operated under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 for the period January 1, 2020 through August 20, 2020. In reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff the Company submitted a request to update its membership agreement with FINRA to reflect that the Company will not claim an exemption from SEA Rule 1Sc3-3. FINRA approved the request on August 20, 2020, and the amended agreement was signed shortly thereafter stating that the Company is not claiming an exemption from SEA Rule 15c3-3 effective the date FINRA approved the initial request. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

(2) **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition
Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). In accordance with ASU No. 2014-09, “Revenue from Contract with Customers”, the recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

(2)   **Summary of Significant Accounting Policies (continued)**

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Leases
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available a commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The above had no significant effect on these financial statements for the year ending December 31, 2020 as there were no leases with terms in excess of 12 months.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)   **Summary of Significant Accounting Policies (continued)**

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed directly on the Company's earnings.

The Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-6, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2017, 2018, and 2019 tax returns are currently open for examination.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with their capital interest.

(3)   **Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of approximately $11,584 which was $6,584 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .43 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4)   **Related Party Transactions**

The Company has executed an Office and Administrative Services Agreement (the "Agreement"), with its sole member. Under this Agreement the Company utilizes certain office facilities and administrative services of the sole member in exchange for compensation. Compensation for 2020 totaled $72,832. The total is reflected in the Statement of Income in the categories for which the utilization of services relates.

(5)   **Subsequent Events**

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 24, 2021, the date which the financial statements were available to be issued and noted no items requiring future disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2020

Schedule of Computation of Net Capital
as of December 31, 2020

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	13,229
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		13,229
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		1,645
Net capital before haircuts on securities positions		11,584
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	11,584

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts Payable and accrued expenses	$	5,000
Total aggregate indebtedness	$	5,000

The preceding notes are an integral part of this supplemental information.

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2020

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of
net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	11,584
Net capital per audited report	$	11,584

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	333
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	6,584
Excess net capital at 1000%	$	5,584
Ratio: Aggregate indebtedness to net capital		43.16%

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by Three Ocean Securities LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

We have reviewed management's statements, included in the accompanying Three Ocean Securities LLC Assertions Report, in which (1) Three Ocean Securities LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and (2) the Company stated that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions, Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Ocean Securities LLC's compliance with the Non-Covered Firm provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Raines & Fischer LLP

New York, New York
February 24, 2021

Three Ocean Securities LLC

551 Fifth Avenue, Suite 3800 / New York, NY 10176
212-259-0559

Exemption Report

Three Ocean Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC.

I, David W. Knowlton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
David W. Knowlton, Chief Executive Officer
January 24, 2021